Exhibit 3.1

AMENDMENT NO. 4 TO FIRST AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP OF BLACK STONE MINERALS, L.P.

April 22, 2020

This Amendment No. 4 (this “Amendment”) to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P., a Delaware limited partnership (the “Partnership”), dated as of May 6, 2015, as amended by Amendment No. 1 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P. dated as of April 15, 2016, Amendment No. 2 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P. dated as of November 28, 2017 and Amendment No. 3 to First Amended and Restated Agreement of Limited Partnership of Black Stone Minerals, L.P. dated as of December 11, 2017 (as so amended, the “Partnership Agreement”), is entered into effective as of April 22, 2020 by Black Stone Minerals GP, L.L.C., a Delaware limited liability company (the “General Partner”), in accordance with Article XIII of the Partnership Agreement. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.

RECITALS

WHEREAS, the General Partner is the sole general partner of the Partnership that is governed by the Partnership Agreement;

WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any other Partner, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

WHEREAS, the General Partner has determined that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and

WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d) of the Partnership Agreement, the General Partner has determined that this Amendment does not require the approval of any Partner.

NOW, THEREFORE, it is hereby agreed as follows:

AGREEMENT

NOW, THEREFORE, the Partnership Agreement is hereby amended as follows:

1.    Section 13.5(d). A new Section 13.5(d) is hereby added as follows:

(d) If authorized by the General Partner, and subject to such guidelines and procedures as the General Partner may adopt, Limited Partners and proxyholders not physically present at a meeting of the Limited Partners, may by means of remote communication participate in such meeting, and be deemed present in person and vote at such meeting; provided that the Partnership shall implement reasonable measures to verify that each Person deemed present and permitted to vote at the meeting by means of remote communication is a Limited Partner or proxyholder, to provide such Limited Partner or proxyholders a reasonable opportunity to participate in the meeting and to record the votes or other action made by such Limited Partner or proxyholders.

2.    Ratification. Except as expressly amended hereby, the Partnership Agreement is hereby ratified and confirmed and shall continue in full force and effect.

3.    Governing Law. This Amendment shall be construed in accordance with and governed by the laws of the State of Delaware.

IN WITNESS WHEREOF, the General Partner has executed and delivered this Amendment in accordance with Section 13.1 of the Partnership Agreement, and as of the date first above written.

BLACK STONE MINERALS GP, L.L.C., as General Partner

By:	/s/ Steve Putman
Name:	Steve Putman
Title:	Senior Vice President, General Counsel, and Secretary